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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                               (AMENDMENT NO. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT

                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                             VLSI TECHNOLOGY, INC.

                           (Name Of Subject Company)

                             VLSI TECHNOLOGY, INC.

                      (Name Of Person(s) Filing Statement)

                            ------------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title Of Class Of Securities)

                                   918270109

                     (Cusip Number Of Class Of Securities)

                            ------------------------

                                ALFRED J. STEIN
                            CHIEF EXECUTIVE OFFICER
                             VLSI TECHNOLOGY, INC.
                                1109 MCKAY DRIVE
                           SAN JOSE, CALIFORNIA 95131

                                 (408) 434-3100

          (Name, Address And Telephone Number Of Person Authorized To
   Receive Notice And Communications On Behalf Of Person(s) Filing Statement)

                            ------------------------

                                   COPIES TO:

                             CHRISTOPHER L. KAUFMAN
                                LATHAM & WATKINS
                             135 COMMONWEALTH DRIVE
                          MENLO PARK, CALIFORNIA 94025
                                 (650) 328-4600

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    This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on March 18, 1999, by VLSI Technology, Inc., a Delaware corporation ("VLSI"), relating to the cash tender offer by Koninklijke Philips Electronics N.V., a company organized under the laws of The Netherlands ("Philips"), and KPE Acquisition Inc. ("KPE"), a Delaware corporation and an indirect wholly owned subsidiary of Philips, to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock"), of VLSI including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to the Common Share Rights Agreement, dated as of November 7, 1989, as amended on August 12, 1992, as amended and restated on August 24, 1992 and as further amended and restated as of March 7, 1999, all as set forth in the Second Amended and Restated Rights Agreement (the "Second Amended and Restated Rights Agreement"), between VLSI and BankBoston, N.A. (formerly The First National Bank of Boston), as Rights Agent, at a price of $17.00 per Share, net to the seller in cash, upon the term and subject to the conditions set forth in KPE's Offer to Purchase dated March 5, 1999 and the related Letter of Transmittal (which together constitute the "Philips Offer"). The Philips Offer is disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 5, 1999, and amended March 17, 1999 (the "Schedule 14D-1"), as filed with the Commission. Unless otherwise indicated, all capitalized terms used but not defined shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3. THE SOLICITATION OR RECOMMENDATION.

    The response to Item 3 is hereby amended and supplemented by adding the following:

    On March 19, 1999, Alfred J. Stein, Chairman of the Board and Chief Executive Officer of VLSI, received the following letter from Arthur van der Poel, Chairman of Philips Semiconductors:

                                          March 19, 1999

    Mr. A.J. Stein
    Chairman & CEO
    VLSI Technology, Inc.
    1109 McKay Drive
    San Jose, CA 95131 - U.S.A.

    Dear Mr. Stein,

    We were encouraged to read in VLSI's Schedule 14D-9 that the VLSI Board of Directors has determined to explore its strategic alternatives and that those alternatives could include negotiations with interested parties, including Philips. As we have said previously, we would be delighted to negotiate with you and are prepared to send a team to California as early as next week so that we can commence discussions.

    I will give you a call on Monday next regarding the scheduling of the meetings we propose, and I look forward to your response.

    Sincerely,
    /S/ARTHUR VAN DER POEL
     -----------------------------------------
     Arthur van der Poel

    C.c Board of Directors of VLSI Technology, Inc.

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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

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Dated: March 19, 1999                           VLSI TECHNOLOGY, INC.

                                                By:  /s/ Alfred J. Stein
                                                    ----------------------------------------
                                                    Name:  Alfred J. Stein
                                                    Title:   Chairman of the Board and
                                                           Chief Executive Officer
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